
05008378

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME Tom Tom, N.V.

*CURRENT ADDRESS Rembrandtplein 35
1017 CT
Amsterdam, The Netherlands

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34879 FISCAL YEAR 12/31/04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☒
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: Ma

DAT : 5/26/05

82-34827

ANNUAL REPORT FOR THE YEAR ENDED 31 DECEMBER 2004

(as prepared under Dutch Generally Accepted Accounting Principles)

ARLS
12-31-04

TOMTOM GROUP B.V.[1]
STATUTORY SEAT HOOFDDORP

Registered with the Amsterdam Chamber of Commerce under number 34150211

[1] TomTom Group B.V., previously known as Versalis Group B.V. at 31 December 2004 and having changed its name in to TomTom Group B.V. in April 2005.

CONTENTS

1 Directors' Report

TomTom Group B.V. is an Amsterdam based holding company for TomTom B.V. We are a leading provider of personal navigation products and services. Our products include portable all-in-one navigation devices, which work right out of the box, and software based solutions for use on third party PDAs and mobile phones. We also supply location-based information such as traffic information, weather reports and points of interest to the users of our products.

The strong and entirely organic growth we experienced in 2003 continued in 2004 and accelerated after we started shipping our first integrated device, the TomTom Go in May 2004..

In 2004 we generated € 192.4 million of revenues (2003: € 39.1 million) and a net profit of € 29.2 million (2003: € 6.2 million) and at the end of the year we had a workforce of 196. The company generated net cash of € 33.3 million.

Our balance sheet is sound with total equity of € 37.8 million and cash and equivalents of € 40.2 million at year end.

Products and markets

We design our products with an emphasis on innovation, quality, ease of use and value. We focus on the end-user experience with the goal of making navigation easy, affordable and fun. Our portfolio includes the award-winning TomTom GO, and TomTom Navigator software for PDAs and also the TomTom Mobile navigation software for smartphones.

We sell our products and services through an extensive network of retailers, the majority of whom are served by several large distribution companies. Some of our products and services are also sold online, by online retailers and through our own website.

In 2004 we sold our products in 16 countries and in 31 languages, and we continue to expand our geographical presence. Our head office is located in Amsterdam, the Netherlands. We also have offices in the United Kingdom, the United States and Taiwan.

Research and development

Our products integrate sophisticated navigation software, GPS technology, data compression and wireless network technology. Our technical team has spent over a decade developing mobile device technology that maximizes the navigation experience in the challenging, resource-constrained, mobile device environment.

Operations

In order to keep costs low and focus our resources on design and innovation, we outsource the manufacturing and related engineering and assembly of our integrated products to our contract manufacturer in Asia. We also outsource supply-chain services, including packaging, final assembly, shipment and tracking, to our global logistics provider.

Strategic outlook

Our goal is to continue to develop our business as a leading provider of high-quality and easy to use personal navigation products that have broad consumer appeal. We seek to achieve this goal by a range of activities, which include expanding our portfolio of category-defining personal navigation products by increasing the depth and breadth of our distribution channels, by building the TomTom brand and by introducing new products and services in adjacent and new market segments.

Another goal is to expand our geographical footprint. While to date we have focused primarily on Western Europe, we believe that the personal satellite navigation market is expanding globally, and we intend to continue to pursue opportunities to sell our products outside of Western Europe. Through investment in our brand, in marketing our products and through the further strengthening of in-store distribution, TomTom aims to solidify its competitive position in its existing markets and grow its international operations.

We believe that our focus on innovation is critical to our continued success. We plan to maintain our competitive advantage by continuously focusing on technical innovation and expanding our product engineering and design capabilities. We expect our number of employees, and especially our research and development department to grow significantly.

Given the potential size of the market and the current high demand for our products, we expect the business to continue to grow. Revenue growth is expected to be driven by the enlargement of the market for personal navigation solutions inside and outside Europe. The favourable market conditions, however, will inevitably attract new entrants into the market which will increase competition for our products. We will continue to highlight the quality and ease of use of our products and we expect to continue to expand the range of products and services which we offer to both existing and new segments of the market.

Consolidated Balance Sheet as at 31 December 2004

(after proposed appropriation of the net result)

	Notes	2004	2003
		(€ in thousands)	
Non-current assets			
Intangible assets	6.3	960	599
Property, plant and equipment	6.4	2.050	565
Total non-current assets		3.010	1.164
Current assets			
Inventories	6.5	13.402	2.218
Trade receivables	6.6	29.383	9.076
Other receivables and prepayments	6.7	4.975	1.605
Cash and equivalents	6.8	40.167	6.895
Total current assets		87.927	19.794
Total assets		**90.937**	**20.958**
Equity and liabilities			
Shareholders' Equity	6.9		
Share capital		18	18
Share premium		619	619
Legal reserves		946	579
Cumulative translation reserve		15	30
Stock compensation reserve	6.10	1.147	103
Retained earnings		35.061	6.244
Total equity		37.806	7.593
Provisions	6.11	394	70
Long-term liabilities			
Deferred tax liability	6.12	1.301	0
Current liabilities			
Trade payables		25.608	6.982
Tax and social security		12.867	2.952
Other accruals		6.248	850
Other liabilities		6.713	2.511
Total current liabilities		51.436	13.295
Total equity and liabilities		**90.937**	**20.958**

3 Consolidated Income Statement for the Year Ended 31 December 2004

	Notes	2004	2003
		(€ in thousands)	
Revenue	6.16	192.429	39.129
Cost of sales	6.17	107.192	19.745
Gross profit		85.237	19.384
<u>Operating expenses</u>			
Selling, general and administrative expenses		36.817	7.148
Research and development expenses		4,983	2.267
Total operating expenses	6.19	41.800	9.415
Operating profit		43.437	9.969
Financial income		169	42
Financial expenses	6.20	-943	-567
Profit before tax		42.663	9.444
Income tax	6.21	13.479	3.263
Net profit		**29.184**	**6.181**

4 Consolidated Cash Flow Statement for the Year Ended 31 December 2004

	Notes	2004	2003
		(€ in thousands)	
Cash flow from operating activities			
Operating profit		43.437	9.969
Adjustments for non-cash items:			
Depreciation and amortisation		1.128	382
Foreign exchange results		-451	-376
Additions to provisions		324	70
Additions to stock compensation reserve	6.10	1.044	103
Changes in working capital:			
Increase in inventories		-11.184	-1.661
Increase in receivables and prepayments		-23.677	-7.828
Increase in current liabilities		33.843	8.056
Cash generated from operations		**44.464**	**8.715**
Interest received		169	42
Corporate income taxes paid		-7.880	-1.123
Net cash flow from operating activities		**36.753**	**7.634**
Cash flow used in investing activities			
Investments in intangible assets		-653	-439
Investments in property, plant and equipment		-2.321	-546
Total cash flow used in investing activities		**-2.974**	**-985**
Cash flow from financing activities			
Interest paid		-507	-161
Dividends paid		0	-400
Total cash flow from financing activities		**-507**	**-561**
Net increase in cash and cash equivalents		**33.272**	**6.088**
Cash and cash equivalents at beginning of period		6.895	807
Cash and cash equivalents at end of period		**40.167**	**6.895**

5 Statement of Changes in Equity for the Year Ended 31 December 2004

	Share capital	Share premium	Legal reserves	Cumulative translation adjustment	Stock compensation reserve	Retained earnings	Total
				(€ in thousands)			
Balance as at 31 December 2002	**18**	**619**	**269**	**0**	**0**	773	**1.679**
Translation differences	0	0	0	30	0	0	30
Profit for the year	0	0	0	0	0	6.181	6.181
Dividends	0	0	0	0	0	-400	-400
Transfer to legal reserves	0	0	310	0	0	-310	0
Stock compensation reserve	0	0	0	0	103	0	103
Balance as at 31 December 2003	**18**	**619**	**579**	**30**	**103**	**6.244**	**7.593**
Translation differences	0	0	0	-15	0	0	-15
Profit for the year	0	0	0	0	0	29.184	29.184
Dividends	0	0	0	0	0	0	0
Transfer to legal reserves	0	0	367	0	0	-367	0
Stock compensation reserve	0	0	0	0	1.044	0	1.044
Balance as at 31 December 2004	**18**	**619**	**946**	**15**	**1.147**	**35.061**	**37.806**

Legal reserves

Legal reserves are non-distributable reserves that have been recorded for the amount of capitalised development costs.

Stock compensation reserve

The stock compensation reserve represents the cumulative expense of issued share options that have been granted but not exercised.

6 Notes to the Consolidated Financial Statements

6.1 General

TomTom Group B.V. ("the Company") previously known as Versalis Group B.V. at 31 December 2004 and having changed its name to TomTom Group B.V. in April 2005, has its statutory seat in Hoofddorp, the Netherlands. The Company has its headquarters in Amsterdam, the Netherlands. The activities of the Company include the development and sale of navigation solutions. The primary focus of these activities is on personal navigation.

6.2 Accounting Principles

Basis of accounting

The consolidated financial statements are prepared under the historical cost convention. Assets and liabilities are stated at book value unless indicated otherwise. The preparation of these financial statements requires that the Company makes assumptions, estimates and judgements that affect the reported amounts of assets, liabilities, revenues, expenses and related disclosure of contingent assets and liabilities. On an ongoing basis, the Company evaluates estimates and judgements based on historical experience and other factors and make various assumptions that it believes to be reasonable under the circumstances. The results form the basis for making estimates and judgements about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Effect of changes in accounting principles

In 2004, the Company changed its accounting principles in order to better reflect the business practices of the Company and as part of its preparation for preparing its International Financial Reporting Standards Financial Statements. The effect of these changes in accounting principles were recorded directly to equity. The comparative figures have been restated. The effect is presented as follow:

	2004
	(€ in thousands)
Total equity value as per 31 December 2003 (euro)	7.716
Capitalization of development costs	104
Revenue recognition	-227
Total restated equity value as per 1 January 2004	7.593

In 2004, the Company began to capitalize the in-house development costs. This was done retroactively. As a result, the intangible fixed assets increased, with an offset in legal reserve which is maintained in equity until utilized.

As stated in the accounting principles, certain customers may have a general right of return. These sales are not recorded until the goods have been sold by the customers to third parties.

During 2003, the Company granted options to its management and employees under the Share Option Plan. The costs associated with the options were accounted for in the income statement of the Company, with an offset in equity, thus not having an influence on the total equity value per 31 December 2003.

These changes in accounting principles will have an effect on future periods. The effect can be readily determined, but is not deemed to be significant.

Basis of consolidation

The Company's financial statements consolidate the financial statements of all of its subsidiary companies over which the Company exercises control. Control is achieved where the Company has the power to govern the financial and operating policies of the subsidiary and thus obtain the benefits from its activities. All significant intercompany balances and transactions are eliminated on consolidation.

The following subsidiaries are included in the consolidated financial statements of the Company:

Subsidiary name	Country of incorporation and residence	Place of residence	Proportion of ownership interest
TomTom B.V.	NL	Amsterdam	100%
TomTom Incorporated	US	Concord, MA	100%
TomTom Software Ltd.	UK	London	100%

Revenue

Revenue is measured as the fair value of the consideration received or receivable. Revenue on the sale of goods is only recognised when the risks and rewards of ownership of goods are transferred to the Company's customers (which include distributors, retailers, end-users and Original Equipment Manufacturers ("OEMs")). The risks and rewards of ownership are transferred when the goods are shipped and when customers have no contractual rights of return. When returns are probable, an estimate is made based upon historical rates of returns and recorded as a direct deduction from revenue. Revenue is recorded net of sales taxes, performance-based rebates and product returns.

Interest Income

Interest income is accrued on a time basis, based on the principal outstanding and at the applicable effective interest rate.

Expenses

Expenses are recognised in the income statement on the basis of a direct association between the costs incurred and the items of income related to them.

Foreign currency

The Company's primary activities are denominated in euros. Accordingly, the Company has chosen the euro as its functional currency.

Transactions in foreign currencies are recorded in euros using the rate of exchange prevailing at the date of the transaction. Monetary assets and liabilities denominated in currencies other than the euro are translated using the rate of exchange prevailing at the balance sheet date and the results on translation are included in the income statement.

For consolidation purposes, the Company classifies its subsidiaries as "foreign entities". The assets and liabilities are translated at the closing exchange rates; whereas the income information is translated at the average monthly exchange rates. Translation differences arising thereon are taken to shareholders' equity.

Derivative financial instruments

The Company's activities expose the Company primarily to the financial risks of changes in foreign currency exchange rates. The Company uses forward foreign exchange contracts and foreign exchange option contracts to hedge these exposures. The Company does not use derivative financial instruments for speculative purposes. Changes in the fair value of derivative financial instruments are recognised in the income statement as they arise.

Income tax

The income tax charge is based on the profit for the year and includes deferred taxation. Deferred taxes are calculated using the liability method. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Deferred tax assets and liabilities are measured using the tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the Company expects, at the balance sheet date, to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets are recognised when it is probable that sufficient taxable profits will be available against which the deferred tax assets can be utilised. At each balance sheet date, the Company reassesses unrecognised deferred tax assets and the carrying amount of deferred tax assets.

On 21 April 2005, the Company agreed with the tax authorities on the treatment of taxes for share options granted in 2003. For 2004 share option grants, it has been agreed that such options will be taxed for employees at exercise. The Company has calculated the corporate income tax for 2004 based on the agreement with the tax authorities and its best estimate given all available information.

Related party transactions

Transactions between the Company and related parties are disclosed in note 22, specifying the nature, types and details of the transactions and the relationships.

Intangible assets

Trademarks

Trademarks are recorded at cost and are amortised on a straight-line basis over their estimated useful lives being approximately four years.

Development costs

Internally generated software development costs arising from the creation and update of the Company's core software technology, are recognised as an asset only if all of the following criteria are met:

- an asset is created that can be identified;
- it is probable that the asset created will generate future economic benefits; and
- the development cost of the asset can be measured reliably.

Internal software development costs related to creating and upgrading the Company's core software platform are capitalised and amortised on a straight-line basis over the useful economic life of the software, which is estimated to be four years.

Internal software costs not relating to the Company's core software platform are expensed as incurred given the useful economic life of less than one year.

Engineering costs relating to the detailed manufacturing design of new products are recorded in the income statement as research and development expenses as incurred.

The costs of tools and moulds used in the manufacturing of the Company's products are capitalised within property, plant and equipment, and depreciated within research and development costs over their estimated useful economic lives, which is usually less than a year.

The Company is required to use estimates, assumptions and judgements to determine the expected useful economic lives and future economic benefits of these software costs. Such estimates are made on a regular basis or as appropriate throughout the year as they can be significantly affected by changes in technology and other factors.

Property, plant and equipment

Property, plant and equipment are stated at historical cost less accumulated depreciation and impairment charges. Depreciation is recorded on a straight-line basis over the estimated useful economic lives of the assets as follows:

Furniture and fixtures	5-10 years
Computer equipment and hardware	2-4 years
Software and systems	2-5 years
Vehicles, tools and moulds	4 years

Impairment of assets

At each balance sheet date the Company reviews the carrying amounts of its tangible and intangible assets to determine whether changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If such indication exists, the recoverable amount will be estimated in order to determine the extent of the impairment loss. The recoverable amount is the greater of the net selling price and the value in use. The value in use equals the net present value of the future cash flow generated by the asset, using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

If the recoverable amount is lower than the carrying amount, a reduction to the carrying amount is made. Such an impairment loss is recognised as an expense immediately.

Inventories

Inventories are stated at the lower of cost and net realisable value. The cost of inventories comprises all costs of purchase and assembly and conversion to finished products. The cost of inventories are recorded by using the first-in first-out cost basis, net of reserves for obsolescence and any excess stock. Net realisable value represents the estimated selling price less an estimate of costs of completion and direct selling costs.

Trade receivables

Trade receivable are recorded net of allowances for doubtful accounts.

Provisions

Warranty provision

The Company provides for warranty claims based on historical and estimated return rates per product line and estimated average repair costs. Warranty costs are recorded as cost of sales.

Other provisions

Other provisions are recorded for probable liabilities that can be reasonably estimated.

Share-based payments

The Company issues equity-settled share-based payments to eligible employees including members of management. Equity-settled share-based payments are measured at fair value at the date of grant. The fair value determined at the grant date of the equity-settled share-based payments is expensed on a straight-line basis over the vesting period, based on the Company's estimate of shares that will eventually vest. Fair value is measured by use of the Black and Scholes model. The expected life of the share options used in the model has been adjusted, based on management's best estimate, for the effects of non-transferability, exercise restrictions, and behavioural considerations.

Payables

All payables are valued at nominal value.

Leasing

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases. The Company has not entered into any finance leasing arrangements. Rentals payable under operating leases are charged to income on a straight-line basis over the term of the relevant lease. Benefits received and receivable as an incentive to enter into an operating lease are also spread on a straight-line basis over the lease term.

Principles for preparation of the consolidated cash flow statement

The cash flow statement is prepared using the indirect method.

The funds in the cash flow statement consist of cash and cash equivalents. Cash equivalents can be considered as highly liquid investments.

Cash flows in foreign currencies are translated at a monthly average rate. Exchange rate differences concerning financing activities are shown separately in the cash flow statement.

Corporate income taxes, interest received and dividends received are stated under the cash flow from operating activities. Interest paid and dividends paid are stated under the cash flow from financing activities.

6.3 Intangible Assets

	Development costs	Trademarks	Total
		(€ in thousands)	
Balance as at 31 December 2002			
Investment cost	360	98	458
Accumulated amortisation	91	31	122
	269	**67**	**336**
Movements			
Investments	449	-11	438
Amortisation charges	139	36	175
	310	-47	263
Balance as at 31 December 2003			
Investment cost	809	87	896
Accumulated amortisation	230	67	297
	579	**20**	**599**
Movements			
Investments	653	0	653
Amortisation charges	286	6	292
	367	-6	361
Balance as at 31 December 2004			
Investment cost	1.462	87	1.549
Accumulated amortisation	516	73	589
	946	**14**	**960**

No impairment of intangible assets was identified during the accounting periods.

6.4 Property, Plant and Equipment

	Furniture and fixtures	Computer hardware and software	Vehicles, tools and moulds	Total
		(€ in thousands)		
Balance as at 31 December 2002				
Investment cost	95	322	20	437
Accumulated depreciation	34	172	5	211
	61	**150**	**15**	**226**
Movements				
Investments	141	400	5	546
Depreciation charges	41	161	5	207
	100	239	0	339
Balance as at 31 December 2003				
Investment cost	236	722	25	983
Accumulated depreciation	75	333	10	418
	161	**389**	**15**	**565**
Movements				
Investments	1.206	828	287	2.321
Depreciation charges	107	505	224	836
	1.099	323	63	1.485
Balance as at 31 December 2004				
Investment cost	1.442	1.550	312	3.304
Accumulated depreciation	182	838	234	1.254
	1.260	**712**	**78**	**2.050**

No impairment of property, plant and equipment was identified during the accounting periods.

6.5 Inventories

	2004	2003
	(€ in thousands)	
Finished goods	2.860	1.226
Components and sub-assemblies	11.196	1.287
Allowance for obsolete inventories	-654	-295
	13.402	**2.218**

6.6 Trade Receivables

	2004	2003
	(€ in thousands)	
Gross trade receivables	30.000	9.739
Allowance for doubtful receivables	-617	-663
Trade receivable net	**29.383**	**9.076**

All receivables are expected to be received within a year. An allowance has been made for estimated unrecoverable amounts from the sale of goods.

Credit risk

The Company's credit risk is primarily attributable to its trade receivables. The amounts are recorded in the balance sheet net of an allowance for doubtful receivables, estimated by the Company's management based on prior experiences and their assessment of the customers' ability to pay the outstanding receivables.

6.7 Other Receivables and prepayments

	2004	2003
	(€ in thousands)	
Prepayments	539	97
VAT and other taxes	3.210	1.129
Other receivables	1.226	379
	4.975	**1.605**

6.8 Cash and Cash Equivalents

	2004	2003
	(€ in thousands)	
Cash and equivalents	37.667	6.784
Deposits	2.500	111
	40.167	**6.895**

Cash and cash equivalents comprise of cash held by the Company and short-term bank deposits with an original maturity of three months or less. The carrying amount of these assets approximates their fair value.

All cash and cash equivalents are available for immediate use by the Company.

The Company had an unused overdraft facility of €10 million, which was terminated in April 2005.

6.9 Shareholders' Equity

	2004	2003
Number of authorised shares	9.000.000	9.000.000
Number of issued and fully paid shares	1.824.276	1.824.276
Par value per share (euro)	0,01	0,01

The Company has one class of ordinary shares that carry no right to a fixed income.

6.10 Share Options

Stock Compensation Reserve	2004	2003
	(€ in thousands)	
Opening balance	103	0
Stock compensation expenses	1.044	103
Closing balance	**1.147**	**103**

In 2003, TomTom B.V. adopted a share option plan as an incentive for members of management and eligible employees. Under the scheme, the Share Option Committee may grant options to eligible employees, including members of management, to subscribe for shares.

The compensation under the plan qualifies as "Equity-settled share-based payments". Vesting is generally based on years of service. These terms result in options under the plan that cannot be transferred, pledged or charged and may be exercised only by the option holder over a period of two years starting three years after the date of the grant. Options expire five years after the date of grant.

The grant of options has and will lead to expenses for the Company. The Company expenses an amount based upon the total number of vested options and their fair value as of the date of grant.

The options will be covered in the future by issuing new shares.

	Mr. M.J. Gretton	Mr. G.A. Ribbink	Other employees	Total
Total weighted average value for options outstanding at the beginning of the year (euro)	45.243	500.588	112.080	657.911
Options granted in 2003 and outstanding at the beginning of 2004	36.486	36.486	30.000	102.972
Weighted average exercise price per option (euro)	1,24	13,72	3,74	6,39
Total weighted average value for options granted during the year (euro)	1.125.894	5.629.471	2.366.355	9.121.720
Options granted during 2004	27.364	27.364	20.500	75.228
Weighted average exercise price per option (euro)	41,15	205,73	115,43	121,25
Total weighted average value for options exercised during the year (euro)				
Options exercised during 2004				0
Weighted average exercise price per option (euro)				0
Total weighted average value for options at year-end (euro)	1.171.137	6.130.059	2.478.435	9.779.631
Options as per 31 December 2004	63.850	63.850	50.500	178.200
Weighted average exercise price per option (euro)	18,34	96,01	49,08	54,88
Average remaining period	3,74	4,17	3,78	3,91

Prior to 2003, the Company did not grant any share options.

No share options were exercised or forfeited during 2003 or 2004.

At year-end, the range of exercise prices on outstanding share options varied between €1,24 and €205,73.

No share options were both vested and exercised at year-end.

Calculation of value of share options on date of grant

The fair value of the options granted is determined by the Black and Scholes model. This model contains the input variables including risk-free interest rate, volatility on the underlying share, exercise price and shares price at the date of grant. The fair value calculated is allocated to the three year vesting period, using the straight-line method.

The input into the Black and Scholes model is as follows:	2004	2003
Weighted average share price (euro)	**65,78**	9,64
Weighted average exercise price (euro)	**54,88**	6,39
Expected volatility	**35,00%**	35,00%
Expected life	**60 months**	60 months
Weighted average risk free rate	**3,46%**	3,61%
Expected dividends	**Zero**	Zero

Volatility is determined using industry benchmarking for listed peers. The share price on the date of grant is determined in a General Meeting of the Shareholders. The valuation model used to determine the share price is the discounted cash flow model. Important assumptions and details of the model are:

- Forecast period of 6 years;
- After the forecast period, net profit remains at the level of the last year of the forecast period;
- A non-marketability discount factor for non-listed companies is used; and
- Weighted Average Cost of Capital (WACC) is used as a discount factor.

The Directors have estimated at year end that all outstanding share options will vest.

Contingent share options

Under an existing contractual arrangement, it is agreed that two Board Members will each receive an additional 27.364 share options (1,5% of current issued share capital) in November 2005. These share options are contingent on the continued employment of the Board Members until November 2005. These contingent share options have a three-year vesting period and a subsequent two-year exercise period.

6.11 Provisions

	Warranty	Other	Total
		(€ in thousands)	
Opening balance at 1 January 2003	0	0	0
Increases in provisions	0	70	70
Utilised	0	0	0
Opening balance at 1 January 2004	0	70	70
Increases in provisions	394	0	394
Utilised	0	-70	-70
Closing balance at 31 December 2004	**394**	**0**	**394**

6.12 Deferred Tax Liability

The deferred tax liability of €1,3 million at 31 December 2004 results from a timing difference between the fiscal treatment of share options granted and the vesting period.

6.13 Operating Lease Commitments

The Company has long-term financial commitments, which are not shown in the Company's balance sheet as of 31 December 2004.

These are operating leases for buildings, cars and office equipment, which consist of:

	2004	2003
	(€ in thousands)	
Commitments less than 1 Year	452	314
Commitments between 1 - 5 Years	2.702	372
Commitments longer than 5 Years	724	0
	3.878	**686**

No discount factor is used in determining the operational lease commitments.

6.14 Other Financial Commitments

As at 31 December 2004, the Company had short-term open purchase commitments for an amount of €7,1 million (2003: €2,6 million) which were not recognised in the financial statements at year-end.

6.15 Post Balance Sheet Events

Legal

In 2005, the Company became involved in a legal proceeding in the Netherlands with a former finance officer resulting from the termination of the arrangements with him. In addition to asserting that the Company owes him monetary compensation, he claims that approximately 6.000 share options were granted to him in 2004. Although these options are currently in dispute, the Company has included them as an expense in the statement of income for the year-ended 2004. The Company believes that the disposition of this matter will not have a material adverse impact on the financial position or results of operations.

Recapitalisation

At the incorporation of TomTom Nederland B.V. in April 2005, TomTom Group B.V. contributed all shares it held in TomTom B.V. to TomTom Nederland B.V., in exchange for 100.000.000 TomTom Nederland B.V. shares with a nominal value of €0,20 each. Following the incorporation of TomTom Nederland B.V., TomTom Group B.V. will be merged into TomTom Nederland B.V., and TomTom Group B.V. will cease to exist.

As a consequence of this legal merger, TomTom Nederland B.V. will acquire 100.000.000 of its own shares, and immediately cancel those shares. Also as a consequence of the merger the shareholders of TomTom Group B.V. will become shareholders of TomTom Nederland B.V.

Each of the four Shareholders of TomTom Group B.V. will therefore effectively exchange 456.069 shares of TomTom Group B.V. for 25.000.000 newly-issued shares of TomTom Nederland B.V. as a consequence of the planned legal merger.

As a result of the above, immediately following and subject to the execution of the Deed of Amendment planned for early May, each of the four Shareholders of TomTom Group B.V. will hold 25.000.000 of the issued and outstanding shares of TomTom Nederland B.V.

6.16 Segment Reporting

During the accounting periods the Company only operated in one business line being that of personal navigation solutions.

The Company generates sales across different geographical regions.

Revenue	2004	2003
	(€ in thousands)	
Western Europe	186.795	38.897
United States of America	5.634	232
Total	**192.429**	**39.129**

Assets	2004	2003
	(€ in thousands)	
Western Europe	88.800	20.555
United States of America	2.137	403
Total	**90.937**	**20.958**

Liabilities	2004	2003
	(€ in thousands)	
Western Europe	52.159	13.248
United States of America	578	47
Total	**52.737**	**13.295**

Capital Expenditures	2004	2003
	(€ in thousands)	
Western Europe	2.271	519
United States of America	50	27
Total	**2.321**	**546**

Results	2004	2003
	(€ in thousands)	
Western Europe	28.999	6.506
United States of America	185	-325
Total	**29.184**	**6.181**

6.17 Cost of Sales

Cost of sales consist of the following items:

	2004	2003
	(€ in thousands)	
Inventories sold during the periods	100.149	18.731
Logistic charges	8.931	1.014
Exchange rate (gains)/losses on purchases	-1.888	0
	107.192	**19.745**

6.18 Employee Benefits

The total remuneration paid to or on behalf of members of the Management Board in the year ended 31 December 2004 amounted to approximately €5,2 million (2003: €0,7 million), of which approximately 83% represented variable remuneration. Included in the amount of variable remuneration is €0,6 million of expenses for options granted and €3,0 million for related employee taxes for the options granted.

Retirement benefit scheme

The Company's post-employment benefit plan classifies as a defined contribution plan, limiting the employer's legal or constructive obligation to the amount it agrees to contribute during the period of employment. These contributions are recognised in the period to which they relate.

At 31 December 2004 a total number of 152 employees was participating in the post-employment benefit plan.

Employees in the United States are offered the opportunity to participate in the 401K pension plan, which involves no contribution or obligation from the Company besides withholding and paying the employee contribution.

The average number of employees in 2004 was 150 (2003: 75). At 31 December 2004, the Company employed 196 persons (2003: 104). These can be broken down by activity, as follows:

	2004	2003
Marketing and Sales	82	41
Research and Development	55	32
General	59	31
	196	**104**

6.19 Additional Information Regarding Operating Expenses

Included in the operating expenses are, amongst others, the following items:

	2004	2003
	(€ in thousands)	
Personnel expenses - salaries	7.039	2.949
Personnel expenses - stock compensation	1.044	103
Personnel expenses - social securities	794	299
Personnel expenses - pensions	233	49
Personnel expenses - other	2.536	1.405
Wage tax - stock compensation	3.609	0
Personnel expenses	**15.255**	**4.805**

As agreed with the tax authorities, wage tax relating to certain share options is based on the agreed option value at date of grant. A one-off wage tax charge of €3,6 million relating to options granted in 2003 has been assumed by the Company on behalf of the employees. The wage tax has been included under selling, general and administrative expenses (€3,4 million) and within research and development expenses (€0,2 million) on the face of the income statement with no portion thereof allocated to the expenses as set out in the table below.

Other operating expenses	2004	2003
	(€ in thousands)	
Expenses on consultancy and other external costs	1.882	398
Rent and other housing costs	873	262
Expenses on IT and office	143	94
Marketing expenses	19.630	2.537
Depreciation and amortisation expenses	1.128	382

6.20 Financial Expenses

Financial expenses include the following items:

	2004	2003
	(€ in thousands)	
Interest paid	-507	-161
Exchange rate gains/(losses)	-436	-406
	-943	**-567**

In 2004, a foreign exchange gain of €1,9 million relating to the purchases of goods was recognised in the cost of sales. During 2003 no foreign exchange gains or losses were recognized in cost of sales.

6.21 Income Tax

	2004	2003
	(€ in thousands)	
Earnings before taxes	42.663	9.444
Applicable tax rate	34,5%	34,5%
Taxation	14.719	3.258
Tax expense recognised	13.479	3.263
Difference	1.240	-5
This difference to the nominal tax rate is explained by these items:		
Tax effect of permanent differences originating for the issue of share options	-1.502	28
Tax effect of expenses that are not deductible in determining taxable profit	269	0
Tax effect of different tax rates of subsidiaries operating in other jurisdictions	-7	-23
Total	-1.240	5

The tax benefit relates to the excess of the tax basis compared to the commercial basis for stock options issued to employees.

6.22 Related Party Disclosure

All other related party transactions are between the Company and its subsidiaries. These have been eliminated on consolidation.

7 Corporate balance sheet as at 31 December 2004

(after proposed appropriation of the net result)

	Notes	2004	2003
		(€ in thousands)	
<u>Non-current assets</u>			
Financial fixed assets	9.1	37.175	6.943
<u>Current assets</u>			
Other receivables		12	8
Cash and equivalents		671	668
Total current assets		683	676
Total assets		**37.858**	**7.619**
Equity and liabilities			
<u>Equity</u>			
Share capital		18	18
Share premium		619	619
Legal reserves		946	579
Cumulative translation reserve		15	30
Stock compensation reserve		1.147	103
Retained earnings		35.061	6.244
Total equity		37.806	7.593
<u>Current liabilities</u>			
Other liabilities		52	26
Total equity and liabilities		**37.858**	**7.619**

8 Corporate income statement as per 31 December 2004

	Notes	2004	2003
		(€ in thousands)	
Income from participations		29.203	6.177
Other income / (expense)		-19	4
Net profit		**29.184**	**6.181**

9 Notes to the Corporate Financial Statements

9.1 Accounting principles

The corporate financial statements of the Company have been drawn up using the same accounting principles as those applied to the consolidated financial statements.

In accordance with article 402 Book 2 of the Netherlands Civil Code, the profit and loss account is presented abbreviated.

9.2 Financial fixed assets

Financial fixed assets consist of investments in subsidiaries. The movements in the year can be detailed as follows:

	(€ in thousands)
Opening balance at 1 January 2004	6.943
Movements	
Income from participations	29.203
Effect of stock compensation in subsidiaries	1.044
Translation differences	-15
Closing balance at 31 December 2004	**37.175**

9.3 Signing of the financial statements

Amsterdam, 26 April 2005.

Management Board:

Harold Goddijn

Corrine Vigreux

Pieter Geelen

Peter-Frans Pauwels

Alexander Ribbink

Mark Gretton

Marina Wyatt

10 Other information

10.1 Statutory provision with respect to appropriation of results

According to the Company's Articles of Association, the Company's result is freely at the disposal of the shareholders, provided that total shareholders' equity exceeds the called-up and paid-up capital of the Company, increased by legal and statutory reserves.

10.2 Proposed appropriation of result

Management proposes to add the net profit in full to the retained earnings.

10.3 Auditors' opinion

Reference is made to the auditors' report included hereinafter.

Deloitte.

Deloitte Accountants B.V.
Orlyplein 10
1043 DP Amsterdam
Postbus 58110
1040 HC Amsterdam

Tel: (020) 582 5000
Fax: (020) 582 4026
www.deloitte.nl

Date	From	Reference
26 April 2005	A. Sandler	3100200243/OP9999/ns

Auditor's Report

Introduction

We have audited the financial statements of TomTom Group B.V. (the "Company"), previously known as Versalis Group B.V. and having changed its name to TomTom Group B.V. in April 2005, for the year 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

Scope

We conducted our audit in accordance with auditing standards generally accepted in the Netherlands. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion, the financial statements give a true and fair view of the financial position of the Company as at 31 December 2004 and of the result for the year then ended in accordance with accounting principles generally accepted in the Netherlands and comply with the financial reporting requirements included in Part 9 of Book 2 of the Netherlands Civil Code.

Deloitte Accountants B.V.